Filed Pursuant to Rule 424B3

Securities Act File No. 333-228959

Minimum Offering of 1,500,000 Shares

Maximum Offering of 100,000,000 Shares

YieldStreet Prism Fund Inc.

Supplement No. 12 dated December 8, 2022

to

Prospectus dated March 31, 2021

This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus of YieldStreet Prism Fund Inc. (the “Company”) dated March 31, 2021, as amended or supplemented (the “Prospectus”), and should be read together with the Prospectus, as amended or supplemented through the date of this supplement.

You should carefully consider the “Risk Factors” beginning on page 35 of the Prospectus before you decide to invest.

Description of Certain Portfolio Investments Purchase

A brief description of certain additional Investments that we have purchased or increased the size thereof is set forth below:

Aviation. In October 2022, the Company acquired, through subsidiaries, a ninety-five percent (95%) ownership interest in two Boeing model 737 aircraft for a total aggregate purchase price of approximately $17.3 million. The Company’s initial investments included an approximate $2.6 million investment in indirect equity ownership of the aircraft and a $5 million loan to the Company’s wholly owned holding company subsidiary that indirectly holds ownership of the aircraft. The Company expects to increase its debt investment by up to an additional $4 million to its wholly owned subsidiary through the first fiscal quarter of 2023. The Company’s debt and equity investments are junior to a senior secured loan made by Pacific Western Bank. The Company’s equity position in this transaction is pari-passu with five percent (5%) equity interest held by Aviator Capital, which has over 19 years of experience in investment and management in the aircraft industry and will serve as manager of the aircraft. The aircraft are currently leased to United Airlines through July 2025, pursuant to which United Airlines is obligated to make lease payments. The Company expects to apply the proceeds of such lease payments to satisfy senior and junior debt service obligations and expenses related to management of the aircraft. The Company expects to dispose of its interest in the aircraft to a airline or financial buyer at the end of the lease team.

Executive Officers

The table set forth in the section entitled “Information about Executive Officers Who are Not Directors” starting on page 90 of the Prospectus is hereby supplemented by adding the following to the end thereof:

Nazar Stelmakh, 27	Vice President	Vice President since Novemnber 2022	Associate, Private Client Group, Yieldstreet since May 2022; Business Development Associate, Private Banking Group, Morgan Stanley, November 2020 through May 2022; Associate, Institutional Investment Sales, Meridian Capital Group, February 2020 through November 2020; Credit Risk Analyst, Morgan Stanley, February 2018 through February 2020

The section entitled “Information about Executive Officers Who are Not Directors” starting on page 90 of the Prospectus is hereby supplemented by adding the following line to the end thereof:

Nazar Stelmakh. Mr. Stelmakh is an Associate in the Private Client Group at YieldStreet Inc. Prior to joining Yieldstreet, Nazar was a member of the Private Banking Group at Morgan Stanley where he primarily focused on the design, creation and implementation of key sales and marketing strategies for banking and lending products. Prior to Morgan Stanley, Nazar worked as an Institutional Investment Sales Associate at Meridian Capital Group where he was responsible for valuation/underwriting, research and transaction due diligence for office, retail and multi-family transactions. Nazar graduated from Rutgers University with a double major in Finance and Supply Chain Management in January 2018.

RISK FACTORS

The “Risk Factors” section of the Prospectus is supplemented as follows:

The Rapid Spread of the COVID-19 Virus, Measures Implemented to Combat it and the Consequences Thereof are Having a Material Adverse Effect on the Airline and Travel Industries

The rapid spread of COVID-19, as well as the escalating measures governments and private organizations have implemented in order to stem the spread of this pandemic, are having a material adverse effect on the demand for worldwide air travel, including pervasive cancellations of flights, and consequently upon the demand for aircraft and engines. Moreover, the longer the pandemic persists, the more material the ultimate effects are likely to be. It is not possible to predict how long these conditions will persist, what additional measures may be introduced by governments or private parties or what effect any such additional measures may have on air travel, the Company’s business, and the Company’s return on an investment in the Company.

Among other effects of the COVID-19 pandemic affecting air travel, the Company’s business and return on an investment in the Company will be affected by government restrictions on air travel, including health-related curfews or “shelter in place” orders, employer instructions to employees to work from home and/or otherwise restrict air travel, cancelations of business conferences, sporting events and entertainment, closure of popular tourist destinations, discouragement of travel to areas of high COVID-19 virulence and enhanced screening measures. In addition, many suppliers and service companies to the airlines industry have suspended operations, and may experience additional disruptions due to the COVID-19 pandemic. These actions may increase the costs required for the Company to meet its contractual commitments, including adverse impacts on the delivery schedule for future periods and on the Company’s, and the Company’s consultants’ and service providers’ ability to provide services to customers of aircraft and engines. Airlines, aircraft and engine supply companies and companies servicing aircraft and engines could be negatively affected if their employees are sickened or quarantined, or otherwise unable to work, as a result of exposure to COVID-19. Airlines have implemented, or may implement, reductions in capital expenditures, resulting in a decrease in demand for aircraft, engines and related assets. The COVID-19 outbreak also has increased, and its aftermath is also expected to continue to increase uncertainty with respect to global trade volumes, putting significant negative pressure on cargo traffic. In addition to the immediate impact, there is risk that the industry implements longer-term strategies involving reduced capacity, shifting route patterns, and mitigation strategies related to impacts from COVID-19, including those described above, and the risk of future public health crises.

Since the COVID-19 pandemic began, many well-known and lesser-known airlines and operators have filed for bankruptcy, resorted to other creditor protections under their local laws, or ceased all flight and other operations. These and other bankruptcies, liquidations and/or consolidations may result in large numbers of aircraft becoming available for lease or purchase at reduced lease rates or acquisition prices, and reduce the number of potential lessees and operators of particular models of aircraft, either of which would result in inflated supply levels and consequently decreased aircraft values for any such models and lease rates in general. Furthermore, historically, airlines involved in reorganizations have undertaken substantial fare discounting to maintain cash flows and to encourage continued customer loyalty. Such fare discounting has often led to lower yields for airlines. In addition, requests for additional labor concessions may result in significant labor disputes which could lead to strikes, slowdowns or may otherwise adversely affect labor relations, thereby worsening the financial condition of the airline industry and further reducing aircraft values and lease rates. As airlines around the world experienced diminished passenger loads on domestic and international routes, many airlines, in an effort to conserve cash and liquidity, have approached their operating lessors requesting and, in many instances, demanding, that lessors agree to the immediate deferral and/or reduction of rent and maintenance reserve payments under their lease agreements, in certain circumstances, for periods of three to six months. Additional concessions by operating lessors to airlines are possible.

The Financial Condition of the Airline Industry May Deteriorate

The financial condition of the airline industry is of particular importance to the Company as it intends to lease many of the aircraft, engines and related assets it owns to airline customers on a global basis. The Company’s return on an investment in aircraft, engines and related assets will depend, to a significant extent, on the financial condition and growth of the airline industry. To the extent that the airlines are adversely affected by the risk factors described herein, including adverse changes to the financial condition of the airline industry, the Company may experience: (i) downward pressure on demand for aircraft and engines and reduced market lease rates and lease margins, as well as reduced aircraft value; (ii) a higher incidence of lessee defaults, lease restructurings, repossessions and airline bankruptcies and restructurings, resulting in lower lease margins and/or increased costs due to maintenance, insurance, storage and legal costs associated with repossession, as well as lost revenue for the time the aircraft are off-lease, increased aircraft transition costs to new lessees (including refurbishment and modification of aircraft to fit the specification of new lessees) and possibly lower lease rates from the new lessees; (iii) a slowdown in the payment of rent and/or other amounts due or payable by the lessees of aircraft or aircraft engines and/or the receipt of less than full payment of rent and/or other amounts due from such lessees; and (iv) an inability to lease aircraft or aircraft engines on commercially acceptable terms, resulting in lower lease margins due to aircraft and/or engines not earning revenue, and resulting in storage, insurance and maintenance costs. Any or all of the foregoing may have a material adverse effect on the Company’s business, financial condition and results of operations and return on its investments.

The Success of the Company Will Depend on Its Ability to Identify High-Quality Commercial Aircraft and Engines to Acquire at Reasonable Prices

The success of the Company, and the Company’s return on its investments, depends, in part, on its ability to identify high-quality commercial aircraft and engines to acquire at reasonable prices. An acquisition of one or more aircraft, engines or other aviation assets may not be profitable to the Company after the acquisition and may not generate sufficient cash flow to justify the completion of such acquisitions. In addition, the Company’s acquisition strategy exposes it to risks that may harm its business, financial condition, results of operations and cash flow, including risks that the Company may: (i) impair its liquidity by using a significant portion of available cash to finance the acquisition of the Company’s aircraft or other aviation assets, or (ii) incur or assume unanticipated liabilities, losses or costs associated with the aircraft or other aviation assets that it acquires. If the Company acquires a high concentration of a particular model of aircraft, the Company’s business and financial results could be adversely affected if the market demand for that model of aircraft declines, if it is redesigned or replaced by its manufacturer or if this type of aircraft experiences design or technical problems.

Unlike new aircraft and engines, used aircraft (generally, assets over 6 years old at the time of acquisition—essentially, mid-life and end-of-life aircraft) and used aircraft engines typically do not carry warranties as to their condition. As a result, the Company may not be able to submit any warranty-related claims on used aircraft or engines. Although the Company may inspect an existing aircraft or engine and its documented maintenance, usage, lease and other records prior to acquisition, the Company may not discover every defect during an inspection. Repairs and maintenance costs for existing aircraft and engines are difficult to predict and generally increase as aircraft or engines age, and the condition of an aircraft of an engine can be adversely affected by prior operations. These repair costs could decrease the Company’s cash flow and reduce its liquidity. In addition, aircraft are long-lived assets, requiring long lead times to develop and manufacture, with particular types and models becoming obsolete and less in demand over time when newer, more advanced aircraft are manufactured. By acquiring existing aircraft, the Company has greater exposure to more rapid obsolescence of its fleet, particularly if there are unanticipated events shortening the life cycle of such aircraft, such as government regulation or changes in the Company’s airline customers’ preferences. This may result in a shorter life cycle for the Company’s fleet of aircraft and engines, and, accordingly, declining lease rates, impairment charges and increased depreciation expense.

Further, variable expenses like fuel, crew size or aging aircraft corrosion control or modification programs and related airworthiness directives could make the operation of older aircraft more costly to the Company’s lessees and may result in increased lessee defaults. the Company may also incur some of these increased maintenance expenses and regulatory costs upon acquisition or re-leasing of its aircraft. Any of these expenses or costs will have a negative impact on the Company’s financial results and the Company’s return on an investment in the Company.

The Value of the Aircraft Acquired by the Company and the Market Rates for Leases Decline

Aircraft values and market rates for leases typically decline over time. In addition, aircraft values and market rates for leases have, from time to time, experienced sharp decreases due to a number of factors including, but not limited to, decreases in passenger and air cargo demand, increases in fuel costs, government regulation and increases in interest rates. Operating leases place the risk of realization of residual values on aircraft lessors because only a portion of the equipment’s value is covered by contractual cash flows at lease inception. In addition to factors linked to the aviation industry generally, many other factors may affect the value of the aircraft that the Company acquires and market rates for leases, including: (i) the particular maintenance, operating history and documentary records of the aircraft; (ii) the number of operators using that type of aircraft; (iii) aircraft age; (iv) the regulatory authority under which the aircraft is operated; (v) any renegotiation of an existing lease on less favorable terms; (vi) the negotiability of clear title free from mechanics’ liens and encumbrances; (vii) any regulatory and legal requirements that must be satisfied before the aircraft can be purchased, sold or re-leased; (viii) compatibility of aircraft configurations or specifications with other aircraft owned by operators of that type; (ix) comparative value based on newly manufactured competitive aircraft; and (x) the availability of spare parts. Any decrease in the value of aircraft acquired by the Company and market rates for leases, which may result from the above factors or other unanticipated factors, may have a material adverse effect on the Company’s results and prospects and the Company’s return on its investments.

Competition

The aircraft leasing industry is highly competitive and is comprised of over 100 aircraft lessors. Most of the Company’s primary competitors will be significantly larger, have a longer operating history and may have greater operating or financial resources or lower cost of capital; accordingly, they may be able to compete more effectively in one or more of the markets the Company attempts to enter. In addition, the Company may encounter competition from other entities in the acquisition of aircraft such as: (i) airlines; (ii) financial institutions; (iii) aircraft brokers; (iv) public and private partnerships, investors and other funds with more capital to invest in aircraft; and (v) aircraft leasing companies. Competition for a leasing transaction is based principally upon lease rates, delivery dates, lease terms, reputation, management expertise, aircraft condition, specifications and configuration and the availability of the types of aircraft necessary to meet the needs of the customer. Competition in the purchase and sale of used aircraft is based principally on the availability of used aircraft, price, the terms of the lease to which an aircraft is subject and the creditworthiness of the lessee, if any. The Company likely will not always be able to compete successfully with its competitors and other entities, which could materially adversely affect the Company’s results and prospects.

There Are a Limited Number of Airframe and Engine Manufacturers, and Actions by such Manufacturers may Result in Reduced Profitability of the Company

The supply of commercial aircraft is dominated by a few airframe manufacturers, including Boeing, Airbus, Embraer, ATR and Bombardier, and a limited number of engine manufacturers, such as GE Aircraft Engines, Rolls-Royce plc, Pratt & Whitney, a division of United Technologies Corporation, IAE International Aero-Engines AG and CFM International, Inc. As a result, the Company will be dependent on the success of these manufacturers in remaining financially stable, producing products and related components which meet the airlines’ demands and fulfilling any contractual obligations they may have to the Company. More specifically, deep discounting on aircraft prices by the manufacturers may lead to reduced market lease rates and aircraft values in the secondary market, which could materially adversely affect the Company’s ability to remarket and/or sell some or all of the aircraft in its fleet at favorable prices. Also, an environment with too many available aircraft in the market could create significant downward pressure on demand for aircraft and thereby reduce market lease rates and sale prices.

The Company’s Business Model Depends, in Part, on the Continual Leasing and Re-Leasing of Its Aircraft, and the Company May Not Be Able to Do so on Favorable Terms, if at All

The Company’s business model depends, in part, on the leasing and releasing of aircraft and engines in order to generate sufficient revenues to finance operations and generate positive returns for the Company and its other investors. The Company’s ability to lease and re-lease aircraft and engines will depend on general market and competitive conditions at the time the initial leases are entered into and expire. For example, any oversupply of a specific type of aircraft, which may be triggered by the sale or merger of operating lessors or other causes, is likely to depress the lease rates for and the value of that type of aircraft. The Company’s lessees are affected by fuel prices and shortages, political or economic instability, terrorist activities, changes in national policy, competitive pressures, labor actions, pilot shortages, insurance costs, recessions, health concerns, and other political or economic events adversely affecting the world or regional trading markets. Aircraft and engines that are “on the ground” and not subject to a performing lease will result in significant costs to the Company, including, but not limited to, the following: maintenance costs, insurance costs and storage costs. In addition, the Company may need to incur additional costs and expenses to modify or upgrade such aircraft and engines to meet the needs of subsequent lessees. If the Company is not able to lease or re-lease an aircraft or engine or to do so on favorable terms, or if the Company’s lessee default on their lease obligations, the Company may be required to attempt to sell the aircraft or engine to provide funds for payment of the Company’s operating expenses, which will have a negative impact on the Company’s financial results and the Company’s return on an investment in the Company.

Lease Defaults Could Adversely Affect the Company’s Results and Prospects

If the Company is required to repossess an aircraft after a lessee default, the Company may be required to incur significant costs including in relation to the physical possession of the aircraft assets. Those costs likely would include legal and other expenses of court or other governmental proceedings, including the cost of posting surety bonds or letters of credit necessary to effect repossession of an aircraft, particularly if the lessee is contesting the proceedings or is in bankruptcy, along with the costs of physical repossession. In addition, during these proceedings the relevant aircraft would likely not be generating revenue. It may also be necessary for the Company to pay off liens, taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessor might have incurred in connection with the operation of its other aircraft.

The Company may also suffer other adverse consequences as a result of a lessee default, the related termination of the lease and the repossession of the related aircraft. It is likely that the Company’s rights upon a lessee default will vary significantly depending upon the jurisdiction and the applicable law, including the need to obtain a court order for repossession of the aircraft and/or consents for deregistration or re-export of the aircraft. The Company anticipates that when a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may apply. Certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease or to assign it to a third party, or entitle the lessee or another third party to retain possession of the aircraft without paying lease rentals or performing all or some of the obligations under the relevant lease. In addition, certain of the Company’s lessees may be owned in whole, or in part, by government-related entities, which could complicate the Company’s efforts to repossess aircraft in that lessee’s domicile. Accordingly, the Company may be delayed in, or prevented from, enforcing certain of its rights under a lease and in re-leasing the affected aircraft.

v

If the Company repossesses an aircraft, the Company may not necessarily be able to export or deregister and profitably redeploy the aircraft. For instance, where a lessee or other operator flies only domestic routes in the jurisdiction in which the aircraft is registered, repossession may be more difficult, especially if the jurisdiction permits the lessee or the other operator to resist deregistration. The Company may also incur significant costs in retrieving or recreating aircraft records required for registration of the aircraft, and in obtaining the certificate of airworthiness for an aircraft. The occurrence of a default under its loan documents could adversely affect the Company, including its right to control marketing, sale and other disposition of such asset, and the Company’s return on an investment in the Company.

The Company’s Aircraft Require Routine Maintenance, and if They Are Not Properly Maintained, Their Value May Decline, and the Company May Not Be Able to Lease or Re-Lease Such Aircraft at Favorable Rates, if at All

The Company may be exposed to increased maintenance costs for aircraft associated with a lessee’s failure to properly maintain such aircraft or pay supplemental maintenance rent. If an aircraft is not properly maintained, its market value may decline, which would result in lower revenues from its lease or sale. The Company typically enters into leases pursuant to which the lessees are primarily responsible for many obligations, which include maintaining the aircraft and complying with all governmental requirements applicable to the lessee and the aircraft, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. Failure of a lessee to perform required maintenance during the term of a lease could result in a decrease in value of an aircraft, an inability to re-lease an aircraft at favorable rates, if at all, or a potential grounding of an aircraft. Maintenance failures by a lessee would also likely require the Company to incur maintenance and modification costs upon the termination of the applicable lease, which could be substantial, to restore the aircraft to an acceptable condition prior to re-leasing or sale. Any failure by lessees to meet their obligations to perform required scheduled maintenance or the Company’s inability to maintain its aircraft may materially adversely affect the Company’s results, asset values and prospects and the Company’s return on its investments.

The Company’s Aircraft May Not at All Times Be Adequately Insured, Either as a Result of Lessees Failing to Maintain Sufficient Insurance During the Course of a Lease or as a Result of Insurers not Being Willing to Cover Certain Risks

The Company does not expect to directly control the operation of any aircraft. Nevertheless, because the Company holds title, directly or indirectly through an affiliate, to such aircraft, the Company could be sued or held strictly liable for losses resulting from the operation of such aircraft, or may be held liable for those losses on other legal theories, in certain jurisdictions around the world, or claims may be made against the Company as the owner of an aircraft requiring the Company to expend resources in its defense. The Company requires its lessees to obtain specified levels of insurance and to indemnify the Company for, and to insure against, liabilities arising out of their use and operation of the aircraft. Some lessees may fail to maintain adequate insurance coverage during a lease term, which, although in contravention of the lease terms, would necessitate the Company taking some corrective action such as terminating the lease or securing insurance for the aircraft, either of which could adversely affect the Company’s results. Further, the insurers that issue policies of insurance to the Company’s aircraft lessees may fail or otherwise be unable to satisfy their respective payment obligations to the Company. In addition, there are certain risks or liabilities that the Company’s lessees may face, for which insurers may be unwilling to provide coverage or the cost to obtain such coverage may be prohibitively expensive, including for claims resulting from acts of terrorism, war, dirty bombs, bio-hazardous materials, electromagnetic pulsing or similar events. Accordingly, the Company anticipates that the insurance or other coverage of its lessees’ may not be sufficient to cover all claims that could or will be asserted against the Company arising from the operation of aircraft by such lessees. Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations will reduce the proceeds that would be received by the Company in the event that it is sued and is required to make payments to claimants, which could have a material adverse effect on the Company and the Company’s return on its investments.

If Lessees Fail to Discharge Aircraft Liens, the Company May Be Obligated to Pay the Aircraft Liens

In the normal course of their business, the Company’s lessees are likely to incur aircraft liens that secure the payment of airport fees and taxes, customs duties, air navigation charges, including charges imposed by Eurocontrol, the European Organization for the Safety of Air Navigation, landing charges, salvage or other liens that may attach to the Company’s aircraft. These liens may secure substantial sums that may, in certain jurisdictions or for certain types of liens, particularly liens on entire fleets of aircraft, exceed the value of the particular aircraft to which the liens have attached. Aircraft may also be subject to mechanics’ liens as a result of routine maintenance performed by third parties on behalf of the Company’s lessees. Although it is anticipated that the financial obligations relating to these liens will be the responsibility of its lessees, if they fail to fulfill such obligations, the liens may attach to the Company’s aircraft and ultimately become the Company’s responsibility. Until they are discharged, these liens could impair the Company’s ability to repossess, release or sell aircraft. If these liens are not discharged by lessees as required, the Company may find it necessary to pay the claims secured by such aircraft liens in order to repossess the aircraft. Such payments could materially adversely affect the Company’s results and prospects and the Company’s return on an investment in the Company.

If Lessees Fail to Perform as Expected and the Company Restructures or Reschedules Its Leases, the Restructuring and Rescheduling Would Likely Result in Less Favorable Leases

A lessee’s ability to perform its obligations under its lease will depend primarily on the lessee’s financial condition and cash flow, which may be affected by factors outside the Company’s control, including: (i) competition; (ii) fare levels; (iii) passenger and air cargo rates; (iv) passenger and air cargo demand; (v) geopolitical and other events, including war, acts of terrorism, outbreaks of epidemic diseases and natural disasters; (vi) increases in operating costs, including rising interest rate costs, the price and availability of jet fuel, and labor costs; (vii) labor difficulties, including labor strikes and work stoppages (and the economic losses associated with such events); (viii) economic conditions and currency fluctuations in the countries and regions in which the lessee operates; and (ix) governmental regulation and associated fees affecting the air transportation business. The Company anticipates that some lessees may experience a weakened financial condition or suffer liquidity problems, which may lead to lease payment difficulties or breaches of their operating leases with the Company. It is expected that some of these lessees encountering financial difficulties may seek a reduction in their lease rates or other concessions, such as a decrease in their contribution toward maintenance obligations. Investors should expect that restructurings and/or repossessions with some of the Company’s lessees may occur in the future. The terms and conditions of possible lease restructurings or reschedulings may result in a significant reduction of lease revenue, which may adversely and materially affect the Company’s results and prospects.

The Advent of Superior Aircraft Technology or the Introduction of a New Line of Aircraft Could Cause the Aircraft That the Company Acquires to Become Outdated or Obsolete and Therefore Less Desirable

As manufacturers introduce technological innovations and new types of aircraft, some of the aircraft in the Company’s fleet could become less desirable to potential lessees. Such technological innovations may increase the rate of obsolescence of existing aircraft faster than currently anticipated by the Company or accounted for in its accounting policies. New aircraft manufacturers, or new design features or models, could someday produce aircraft that compete with current offerings from existing manufacturers, and it is unclear how these offerings could adversely impact the demand and liquidity for the current offerings. New aircraft types that are introduced into the market could be more attractive for the target lessees of the Company’s aircraft. In addition, the imposition of increased regulation regarding stringent noise or emissions restrictions may make some of the Company’s aircraft less desirable and less valuable in the marketplace. Any of these risks may adversely affect the Company’s ability to lease or sell its aircraft on favorable terms, if at all, which could have a material adverse effect on the Company’s results and prospects.

Increases in Fuel Costs Could Materially Adversely Affect the Company’s Lessees and, by Extension, the Demand for the Company’s Aircraft

Fuel costs represent a major expense to airlines, and fuel prices fluctuate widely depending primarily on international market conditions (including decisions by the Organization of Petroleum Exporting Countries regarding members’ oil output), geopolitical (including ongoing unrest in the Middle East and North Africa) and environmental events, regulatory changes (including those related to greenhouse gas emissions) and currency exchange rates. If airlines are unable to increase ticket prices to offset fuel price increases, their cash flows will suffer. High fuel costs, such as the increases that have occurred over time and fuel cost increases that could occur in the future, would likely have a material adverse impact on airline profitability. Due to the competitive nature of the airline industry, airlines may not be able to pass on increases in fuel prices to their passengers by increasing fares. If airlines are successful in increasing fares, demand for air travel may be adversely affected. In addition, airlines may not be able to manage fuel cost risk by appropriately hedging their exposure to fuel price fluctuations. If fuel price increases continue to occur, they are likely to cause the Company’s lessees to incur higher costs or experience reduced revenues, which may materially adversely affect demand for the Company’s aircraft and engines and the Company’s return on its investments.

The Company’s Aircraft and Engines Will Be Registered in Foreign Countries and Will Be Subject to the Changes and Uncertainties of Foreign Law; Risks Related to Repossession

It is anticipated that many of the aircraft, engines and related assets owned by the Company will be registered in countries outside of the United States, including emerging market countries. In such instances, such investments will be subject to unforeseeable and unpredictable changes in the laws, rules and regulations of such countries that relate to the use of aircraft and engines registered in any such country. These changes may include the following: restrictions on the use of certain aircraft or engines in the country of registration or additional taxes, export fees or other governmental charges on the use of such aircraft and/or engines. Based on industry experience, it is believed that older, used aircraft and engines are especially susceptible to this risk (as opposed to newer aircraft and engines). These changes, should they occur, would have an adverse effect on the Company, either directly or indirectly. There can be no assurance that the Company will be able to avoid, insure or otherwise protect itself and its assets from such risks, which may have a material adverse effect on the Company and its return on its investments.

In many jurisdictions outside the United States, an aircraft lessor is prohibited by law from using “self-help” to repossess an aircraft and the related records from a lessee in default of its lease obligations. Instead, an aircraft lessor must obtain an appropriate order from the local court where the aircraft and/or records are situated. An aircraft lessor may encounter long and significant delays in obtaining a repossession order from a court which, under local law, may have very broad discretion in its handling of such matters, and it is conceivable that a final judicial order may never be obtained by the owner/lessor. During this period of uncertainty, the affected aircraft will likely deteriorate in value at an accelerated pace, aircraft parts, components and records may disappear, parking and storage liens may be asserted by those in actual possession of the aircraft and/or records, and tax liens may arise. Such judicial risks in foreign countries are generally not covered by aviation insurance policies and could leave the Company exposed to a complete loss of its investment in an asset that becomes entangled in such legal proceedings.

Lack or Improper Registration of Aircraft Could Adversely Affect the Company

Pursuant to the respective leases, aircraft are required to be duly registered at all times with the appropriate governmental civil aviation authority. Generally, in jurisdictions outside the United States, failure to maintain the registration of any aircraft that is on-lease would be a default under the applicable lease, entitling the lessor to exercise its rights and remedies thereunder. Changes in applicable law or administrative practice may increase such requirements and governmental consent, once given, could be withdrawn. Furthermore, consents needed in connection with the future re-leasing or sale of an aircraft may not be forthcoming. If an aircraft were to be operated without a valid registration, the lessee operator or, in some cases, the owner or lessor might be subject to penalties, which could constitute or result in an aircraft lien being placed on such aircraft. Lack of registration could have other adverse effects, including the inability to operate the aircraft and loss of insurance, which in turn could have a material adverse effect on the Company’s investments, including the Company’s ability to re-sell or release aircraft.

Governmental Airworthiness Directives Could Adversely Affect the Company and Its Aircraft and Engines

In addition to the general aviation authority regulations and requirements regarding maintenance of aircraft, engines and related assets, such assets may be subject to further maintenance requirements imposed by airworthiness directives (“Airworthiness Directives”) issued by aviation authorities. Airworthiness Directives typically set forth particular special maintenance actions or modifications to certain aircraft types or models that the owners or operators of such aircraft assets must implement. Each lessee generally is responsible for paying, in whole or in part, the cost of complying with applicable Airworthiness Directives issued by a relevant aviation authority with respect to its aircraft during the lease term, and for maintaining the aircraft’s airworthiness. However, if a lessee fails to satisfy its obligations, if the Company has undertaken some financial obligations as to any such airworthiness under a lease (such as agreeing to pay part of the cost of accomplishing on or more Airworthiness Directives) or if the aircraft asset is not subject to a lease, the Company may be forced to bear (or, to the extent required under the relevant lease, to share) the cost of any Airworthiness Directives compliance. In some situations, the cost of accomplishing the Airworthiness Directive may exceed the estimated value of the asset. The incurrence of any of these costs associated with Airworthiness Directives may have a material adverse effect on the Company’s investments in the aircraft assets.

The Effects of Various Environmental Regulations May Negatively Affect the Airline Industry

Governmental regulations regarding aircraft and engine noise and emissions levels apply based on where the relevant aircraft is registered and operated. For example, jurisdictions throughout the world, including the United States, have adopted noise regulations which require all aircraft to comply with noise level standards. These regulations could limit the economic life of the Company’s assets, reduce their value, limit the Company’s ability to lease or sell the non-compliant assets or, if engine modifications are permitted, require the Company to make significant additional investments in the Company’s aircraft and engines to make them compliant.

In addition to more stringent noise restrictions, the United States and other jurisdictions are beginning to impose more stringent limits on nitrogen oxide, carbon monoxide and carbon dioxide emissions from engines, consistent with current ICAO standards. These limits generally apply only to engines manufactured after 1999. Because aircraft engines are replaced, from time to time, in the normal course, it is likely that the number of such engines would increase over time. Concerns over global warming could result in more stringent limitations on the operation of aircraft powered by older, noncompliant engines, as well as newer engines. These regulations could possibly distort the air transport market, leading to higher ticket prices and ultimately a reduction in the number of airline passengers. Similar measures may be implemented in other jurisdictions as a result of environmental concerns. Compliance with current or future regulations, taxes or duties imposed to deal with environmental concerns could cause lessees to incur higher costs and to generate lower net revenues, resulting in an adverse impact on their financial conditions. Consequently, such compliance may affect lessees’ ability to make rental and other lease payments and reduce the value the Company receives for the aircraft upon any disposition, which could have an adverse effect on the Company results and prospects and the Company’s return on its investment.

Borrowing by the Company; Use of Leverage

The Company will incur leverage by borrowing money from banks or other institutions to finance or refinance its investments in aircraft, engines and related assets. Overall, the use of leverage, while providing the opportunity for a higher return on investments, also increases the volatility of such investments and the risk of loss. An investment program utilizing leverage is inherently more speculative, with a greater potential for losses, than a program that does not utilize leverage. A default by a lessee under its lease agreement with the Company also may constitute a default under the Company’s loan documents with its lenders that relate to the leased asset, and such loan documents will also contain financial and non-financial covenants, such as requirements that it comply with one or more of loan-to-value, debt service coverage, minimum net-worth and interest coverage ratios, change of control provisions, and prohibitions against disposing the Company’s assets without a lender’s prior consent. Complying with such covenants may at times necessitate that the Company forego other opportunities, such as using available cash to acquire new investments, or inhibit the Company from promptly disposing of less profitable aircraft or other aviation assets. In addition, income generated from the lease of such assets generally may be applied first to amounts due to lenders under the credit facility, with certain exceptions. Further, in connection with its financing transactions, the Company will typically grant to the lender a lien and security interest in the applicable assets (and the related leases and subleases), which lien and security interest will be recorded or registered in public offices, usually in the country where the aircraft is registered and, if applicable, with the International Registry created under the Cape Town Convention of 2001. The lenders’ exercise of rights and remedies under the applicable loan documents may have a materially adverse effect on the Company. Following a default under a leverage facility, the Company may lose control of such aircraft and/or engine, including its ability to determine how and when to best market, sell or otherwise dispose of such assets so as to realize the maximize value of its equity investment in those assets. The Company’s failure or inability to obtain an appropriate lien release or discharge, including after repayment of the applicable debt, may result in a cloud on the Company’s title in and to the applicable aircraft or engine.

Additional Terrorist Attacks or the Fear of Such Attacks, Even if Not Made Directly on the Airline Industry, Could Negatively Affect Lessees and the Airline Industry

As a result of the September 11, 2001 terrorist attacks in the United States and subsequent terrorist attacks abroad, notably in the Middle East, Southeast Asia and Europe, increased security restrictions were implemented on air travel, costs for aircraft insurance and security measures increased, passenger and cargo demand for air travel decreased, and operators faced, and continue to face, increased difficulties in acquiring war risk and other insurance at reasonable costs. The September 11, 2001 terrorist attacks resulted in substantial flight disruption costs caused by the temporary grounding of the U.S. airline industry’s fleet and prohibition of all flights in and out of the U.S. by the U.S. Federal Aviation Administration, significantly increased security costs and associated passenger inconvenience, increased insurance costs, substantially higher ticket refunds and significantly decreased traffic. More recently, the unexplained loss of Malaysia Airlines Flight 370 over the Indian Ocean, and the shoot-down of Malaysian Airlines Flight 17 over eastern Ukraine, has adversely affected demand for air travel in Europe and Asia and the airlines operating in those parts of the world. Additional terrorist attacks, even if not made directly on the airline industry, or the fear of or any precautions taken in anticipation of such attacks (including elevated national threat warnings or selective cancellation or reduction of flights), could materially adversely affect lessees and the airline industry. International hostilities, including heightened terrorist activity, could also have a material adverse impact on the Company’s lessees’ financial condition, liquidity and results of operations. Lessees’ financial resources might not be sufficient to absorb the adverse effects of any further terrorist attacks or other international hostilities involving the United States or U.S. interests, which could result in significant decreases in aircraft leasing transactions and thereby materially adversely affect the Company’s results and returns to investors.